FORM 52-109FT2

CERTIFICATION OF AMENDED INTERIM FILINGS DURING TRANSITION PERIOD

I, SUSAN L. RIDDELL ROSE, President and Chief Executive Officer of Paramount Energy Operating Corp., certify that:

1.

I have reviewed the amended interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Paramount Energy Trust, (the issuer) for the interim period ending September 30, 2005;

2.

Based on my knowledge, the amended interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the amended interim filings; and

3.

Based on my knowledge, the amended interim financial statements together with the other financial information included in the amended interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the amended interim filings.

Date:

March 21, 2006

PARAMOUNT ENERGY TRUST
by Paramount Energy Operating Corp. (as its agent
and attorney-in-fact)

“Signed”

Susan L. Riddell Rose

President and Chief Executive Officer